ON SEMICONDUCTOR CORPORATION

5005 East McDowell Road

Phoenix, Arizona 85008

July 19, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ON Semiconductor Corporation Application for Qualification of an Indenture
on Form T-3 (File No. 22-28812)

Dear Sir or Madam:

On behalf of ON Semiconductor Corporation, I hereby request the acceleration of the effective date of the above-referenced Application for Qualification so that such filing is declared effective at 10:00 A.M., Eastern Standard Time, on July 21, 2006, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Application for Qualification, I acknowledge that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the registrants may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

ON Semiconductor Corporation

By:	/s/ Judith A. Boyle
Name:	Judith A. Boyle
Title:	Vice President, Assistant General Counsel and Assistant Secretary